SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2002

ULTRAPAR PARTICIPAÇÕES S.A.
(Exact name of Registrant)

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luiz Antonio, 1343, 9 Andar
São Paulo, SP, Brazil 01350-900
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file its annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ULTRAPAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

ITEM	SEQUENTIAL PAGE NUMBER
1. Press Release dated August 07, 2002	3

2. Notice to the Shareholders	27

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A. (NYSE: UGP/ BOVESPA:UGPA4)

INFORMATION AND RESULTS FOR THE SECOND QUARTER 2002
(São Paulo, Brazil, August 7, 2002)

19% GROWTH IN NET REVENUE IN 2Q02 COMPARED TO 2Q01
EBITDA INCREASED 13% IN 2Q02 COMPARED TO 2Q01
11% HIGHER NET INCOME IN 1H02 COMPARED TO 1H01

“Ultrapar’s business segment diversification, strategic positioning, utilization of competitive advantages and strong financial position have allowed the Company to maintain satisfactory earnings even during economic volatility. The Group’s strategy is aimed at ensuring that this differentiating factor is maintained throughout the Company’s sustained growth”

Paulo G. A. Cunha - CEO

Ultrapar Participações S.A.
UGPA4 = R$ 20.50 / 1,000 shares
UGP = US$ 6.90 / ADR
(06/28/02)

2nd Quarter 2002 - Overview

Ultrapar, a company engaged in LPG distribution (Ultragaz), chemical and petrochemical production (Oxiteno), as well as transportation and storage of related products (Ultracargo), reported the following results for the second quarter 2002:

Financial Performance Ultrapar Consolidated	2Q02	2Q01	(%) 2Q02x2Q01	1H02	1H01	(%) 1H02x1H01

Net Sales Revenue	674	565	19%	1,254	1,075	17%
Gross Profit	161	144	12%	294	259	13%
Operating Profit	74	80	(7%)	128	127	1%
EBITDA	105	96	9%	187	166	13%
Net Income	43	40	5%	67	60	11%
Earnings per 1,000 shares	0.81	0.76	5%	1.26	1.14	11%

In millions of R$ (except EPS)

Operating Performance Ultragaz	2Q02	2Q01	(%) 2Q02x2Q01	1H02	1H01	(%) 1H02x1H01

Sales Volume (thousand ton)	326.6	346.6	(6%)	633.7	655.0	(3%)
Residential	194.5	210.7	(8%)	380.1	396.7	(4%)
Non-Residential	132.1	136.0	(3%)	253.7	258.3	(2%)

Market Share*	19.9%	19.6%		19.4%	19.3%

* Source: Sindigás

Operating Performance Oxiteno	2Q02	2Q01	(%) 2Q02x2Q01	1H02	1H01	(%) 1H02x1H01

Sales Volume (thousand ton)	87.9	111.8	(21%)	193.8	229.8	(16%)
Domestic	69.4	66.1	5%	125.4	135.2	(7%)
Exports	18.4	45.7	(60%)	68.3	94.6	(28%)

Ultrapar and the Brazilian economic environment

The second quarter of 2002 was a period marked by turbulence in the Brazilian financial market, which arose from global risk aversion and was accentuated by pre-election uncertainty resulting in a significant increase in sovereign risk and sharp devaluation of the Brazilian real.

During this period of turbulence, Ultrapar:

  Rolled-over US$60 million in Eurobonds issued by Ultragaz, which had a put/call option exercisable in June 2002. The company exercised its call option using funding obtained through a syndicated loan, which lowered interest rates from 9.00% to 7.15%. This transaction reflects Ultrapar’s strong credit position.
  Since the second quarter of 2001, adopted a conservative hedging position for all of its U.S. dollar denominated liabilities, due to the financial volatility and uncertainty inherent during an election year. In the second quarter of 2002, U.S. dollar-linked assets were US$ 101.3 million greater than total U.S. dollar liabilities.
Operating Performance

Ultragaz- A distributor of LPG in Brazil since 1937 Ultragaz has been one of the leaders in the Brazilian market since its foundation, and currently serves the residential, commercial and industrial segments.

LPG consumption in the Brazilian market fell 7% when comparing the second quarters of 2002 and 2001. The LPG price increases implemented by Petrobras, together with higher taxes, contributed to a 68% increase in the ex-refinery price over the past 12 months. As a result, sales volume for the LPG market decreased in 2Q02, due mainly to an inventory depletion throughout the sales chain. In addition, warmer temperatures during the period, the highest in 43 years, had a negative impact on LPG demand.

Sales volume at Ultragaz was not immune to these factors, falling 6% in the 2Q02 (326,600 ton) compared to the 2Q01 (346,600 ton). In the first half of 2002, Ultragaz’ sales volume totaled 633,700 ton, 3% lower than in the first half of 2001, while overall LPG consumption in the Brazilian market fell 4% in the same period.

Sales Volume — Ultragaz (in thousand ton)

In the residential segment, served by 13kg bottles, sales volume in 2Q02 was 8% lower compared to the previous year. This segment was most sensitive to LPG price increases. In the first half of 2002, sales volume to the residential segment totaled 194,500 ton, with a reduction of 16,200 ton when compared to the first half of 2001.

In the non-residential segment, which serves mainly the commercial and industrial sectors, Ultragaz has successfully managed to reduce the impact of sales volume reductions through the UltraSystem expansion, which serves primarily the commercial segment. UltraSystem has expanded mainly by way of new installations in apartment buildings, hotels, restaurants, bakeries and laundries.

Oxiteno - Oxiteno is a producer of Ethylene Oxide and its main derivatives, as well as a large producer of specialty chemicals. Oxiteno’s products are used throughout many industrial sectors, including PET packaging, paints, cosmetics and detergents.

Although Oxiteno sells a large portion of its commodities and specialty chemicals in the Brazilian market, the company also exports a substantial portion of its production to over 35 countries in Asia, Europe, North America and Latin America.

In 2Q02, Oxiteno’s sales volume totaled 87,900 ton, 21% lower than in 2Q01. The drop in sales volume was caused mainly by the reduced supply of Ethylene from Copene, due to the stoppage of its Pyrolysis I unit, which began in March 2002. Problems at the plant’s start up prolonged the stoppage, reducing supply to Oxiteno in 2Q02 by 22% compared to 2Q01. The problem has since been resolved.

Sales Volume — Oxiteno (in thousand ton)

Oxiteno maintained its sales strategy focused on serving the domestic market. Despite a lower supply of Ethylene, Oxiteno’s sales in the domestic market grew 5% compared to 2Q01, improving the sales mix. Growth in the domestic market was due to a solid performance in sectors like chemical industries, functional fluids, leather/paper and polyester. Export sales were 60% lower than in 2Q01. In this environment, the company concentrated on products with higher margins, further improving the sales mix during the period.

In the first half of 2002 sales volume at Oxiteno totaled 193,800 ton, 16% lower than in the same period the previous year.

Ultracargo.Through its subsidiaries Transultra and Tequimar, Ultracargo is one of the leaders in integrated, inter-modal transportation services for the chemical, petrochemical and LPG sectors in Brazil. Transultra, the subsidiary operating in the transportation segment, operates a fleet of tanker trucks and provides transportation services to LPG distributors and to the chemical industry. Tequimar is the subsidiary engaged in storage services and accounts for 70% of the storage capacity at the Aratu Terminal (Bahia), which serves the largest petrochemical complex in South America

Financial Performance

Net Sales Revenue -Consolidated net sales revenue totaled R$ 674.3 million in 2Q02, an increase of 19% when compared to 2Q01. In the first half of 2002, consolidated net sales revenue totaled R$ 1,253.9 million, 17% higher than in the first half of 2001.

Net Sales Revenue (R$ million)

Ultragaz — Net sales revenue at Ultragaz totaled R$ 471.7 million in 2Q02 compared to R$ 343.4 million in 2Q01. In the first half of 2002, net sales revenue totaled R$ 862.5 million. Higher revenues are a result of higher ex-refinery prices for LPG, which have increased 68% in the last twelve months.

Oxiteno — An improved sales mix combined with a 9% appreciation of the U.S. dollar between the two periods resulted in a 13% higher average selling price between the second quarters of 2002 and 2001, partially offsetting the 21% decline in sales volume. As a result, net sales revenue totaled R$ 181.3 million in 2Q02, 12% lower than the R$ 204.9 million in 2Q01. In the first half of 2002, Oxiteno’s net sales revenue totaled R$ 350.5 million compared to R$399.2 million in the same period in 2001.

Ultracargo — Net sales revenue in 2Q02 was R$ 30.1 million, 17% higher than in 2Q01. This increase is a result of new volume at Tequimar, coming from the start up of the fuel terminal at Suape and the naphtha importing activity from Copene, as well as higher transportation activity at Transultra. In the first half of 2002, net sales revenue totaled R$ 57.8 million, 15% higher than in the same period of last year.

Cost of Goods Sold.Cost of goods sold at Ultrapar in 2Q02 totaled R$ 512.9 million, 22% higher than the R$ 421.4 in the 2Q01. In the first half of 2002, cost of goods sold was 18% higher compared to the same period in 2001.

Ultragaz: When comparing the second quarters of 2002 and 2001, the ex-refinery price of LPG increased 68% due to Petrobras` price deregulation. In 2Q02, the ex-refinery price was raised on two occasions, 15% and 9%, as of April and June of 2002, respectively. Such price increases were due mainly to the pass-through of currency fluctuations during the period.

Over the past months we have focused our efforts at recovering ICMS tax credits at Ultragaz. Despite our efforts, a portion of these credits has a probability of not been recovered. As a result, R$ 12.8 million in credits were recognized in 2Q02.

As a result of these factors, the cost of goods sold at Ultragaz increased 37%, reaching R$ 378.6 million in 2Q02 compared to R$ 276.6 million in 2Q01. Comparing the first six-month periods of 2002 and 2001, cost of goods sold at Ultragaz increased 32%.

Oxiteno:Cost of goods sold at Oxiteno totaled R$ 124.4 million in 2Q02, 10% lower than the R$ 138.1 million in 2Q01. This 10% reduction was due mainly to lower sales volume as a result of the Ethylene supply restriction from Copene. In the first half of 2002, cost of goods sold was 11% lower than in the same period in 2001.

Ultracargo — Cost of services rendered increased 23% in the 2Q02 compared to the same period last year, reflecting higher prices among the company’s main raw materials. At Transultra, fuel and toll prices increased and at Tequimar, prices of electric energy and nitrogen, which is used to clean the storage tanks, were higher.

Selling General and Administrative Expenses — Ultrapar’s SG&A expenses totaled R$ 88.7 million in 2Q02 compared to R$ 75.4 million in 2Q01. In the first half of 2002, SG&A expenses were R$ 168.1 million, 16% higher than in the same period in 2001.

Ultragaz — SG&A expenses at Ultragaz totaled R$ 53.1 million in 2Q02, R$ 11.7 million higher than the R$ 41.4 million in 2Q01. Depreciation expenses were R$ 5.1 million higher in 2Q02 compared to 2Q01 due to the maturity of completed investments. General and administrative expenses increased from R$ 12.6 million to R$ 16.0 million between 2Q01 and 2Q02, partly due to employee bonuses from the improved earnings and partly due to the annual salary increase as part of the labor agreement in September 2001. Selling expenses increased from R$ 14.2 million in 2Q01 to R$ 17.4 million in 2Q02 as a result of more intense sales promotions and marketing campaigns. In the first half of 2002, SG&A expenses were R$ 20.2 million higher compared to 2001.

Oxiteno — SG&A expenses increased 4% between the second quarters of 2001 and 2002. Administrative expenses increased from R$ 16.2 million in 2Q01 to R$ 19,4 million in 2Q02, due partly to consulting fees during the period and partly to the annual salary increase as part of the labor agreement in the second half of 2001. Selling expenses were 18% lower year-on-year due to the lower export volumes and subsequently lower international freight and commission expenses. In the first half of 2002, SG&A expenses at Oxiteno totaled R$ 58.5 million, 5% higher compared to the first half of 2001.

Operating Profit— Ultrapar’s operating profit was R$6.0 million lower when comparing 2Q02 (R$ 74.2 million) to 2Q01 (R$ 80,2 million) due to exceptional gains recorded at Ultracargo in the second quarter of 2001. Excluding these gains, Ultrapar’s operating profit was R$ 2.7 million higher in the period.

EBITDA — Consolidated cash generation (EBITDA) totaled R$ 104.9 million in 2Q02, 9% higher than the same period last year. In the first half of 2002 EBITDA totaled R$ 187.3 million, 13% higher than in the first half of 2001.

Ultragaz— EBITDA at Ultragaz totaled R$ 60.7 million, R$ 20.2 million higher than in 2Q01. In the first half of 2002, EBITDA grew R$ 41.8 million compared to the same period in 2001.

Oxiteno — EBITDA at Oxiteno was R$ 35.4 million, 24% lower than in 2Q01. In the first half of 2002, EBITDA was 26% lower than in the first half of 2001.

Ultracargo —Ultracargo’s EBITDA totaled R$ 6.9 million, 8% lower than in the same period last year. When comparing the six-month periods of 2001 and 2002, Ultracargo’s EBITDA remained practically unchanged.

EBITDA (R$ million)

Financial Result — Ultrapar recorded financial income of R$ 14.8 million in the 2Q02 and financial expenses of R$ 7.0 million in the 2Q01.

This result was impacted mainly by the devaluation of the real in the 2Q02, which was 22.4% compared to a devaluation of 6.6% in 2Q01. End of June the Company’s U.S. dollar cash position totaled R$ 311.7 million (comprised of cash and hedging instruments) against R$ 210.4 million in U.S. dollar denominated liabilities.

Net Profit — Consolidated net profit in 2Q02 totaled R$ 42.6 million, 5% higher than in 2Q01. In 1H02 net profit totaled R$ 67.0 million, a growth of 11% compared to the first half of 2001.

CAPEX — Capital expenditures totaled R$ 40.6 million in 2Q02, allocated as following:

  At Ultragaz, primarily to the expansion in the non-residential segment (UltraSystem),acquisition of 13 kg vessels, and at the new filling plantin Betim;

  At Oxiteno, to the expansion and modernization of the production capacity;

  At Ultracargo, to upgrade and expand operating capacity.

Ultrapar in the Capital Markets

The São Paulo Stock Exchange (Bolsa de Valores de São Paulo - Bovespa) fell 18% from January through June of 2002, while Ultrapar’s shares appreciated 10% in the same period.

Ultrapar x IBX x IBOVESPA

(index: 100 = jan 01)

The daily average trading volume in 2Q02 totaled R$ 1,162.2 thousand, including transactions on both the Bovespa and the New York Stock Exchange (NYSE), 107% higher than in 2Q02. Considering only the transactions on the Bovespa, Ultrapar’s trading volume increased 200%, while total trading volume on the Bovespa fell 14% in the same period.

Dividend Distribution

On August 6, 2002, Ultrapar’s Board of Directors approved a dividend distribution in the amount of R$ 0.403823 per 1,000 preferred shares and R$0.367112 per 1,000 common shares, corresponding to an advance on year-end 2002 earnings, to be paid on September 3, 2002.

Highlights in the Period:

Share Buyback — Ultrapar currently maintains a stock repurchase program, which began on October 22, 2001. As the repurchase program has presented an attractive investment opportunity for the Company, it has been extended each quarter, with the last extension occurring on 07/19/2002. As part of this program, the Company purchased 20,200,000 shares in the second quarter of 2002, at an average price of R$ 19.62 per lot of 1,000 shares.

Renewal of the property lease at the Aratu Terminal — In July 2002, Tequimar renewed its property lease at Aratu with Cia. Docas do Estado da Bahia — CODEBA for a period of 20 years, automatically renewable for an additional 20 year period, in the amount of R$ 12 million. Yearly amortization payments total R$300,000 during throughout the duration of the contract. With this renewal CODEBA charges were reduced, resulting in an estimated savings of approximately R$ 150,000 per year.

Acquisiton of a minority stake in Oxiteno Nordeste — in an effort to simplify Ultrapar’s shareholder structure, on April 16 a Public Tender was made for all outstanding Oxiteno Nordeste shares. After being reached all legal requirements, on May 22, 2002, CVM authorized Oxiteno Nordeste to delist its shares. With this transaction, Oxiteno S.A’s stake in Oxiteno Nordeste was raised from 96.6% to 98.9% with an outlay of R$ 4.4 million for the shares (updated through 6/30/02). This transaction was recognized on the non-operating line of the financial statements for the period, in the amount of R$ 3.5 million.

Operational and Financial Summary

Financial Focus	2Q02	2Q01	1H02	1H01
Ultrapar EBITDA Margin	16%	17%	15%	15%
Ultrapar Net Margin	6%	7%	5%	6%

Productivity	2Q02	2Q01	1H02	1H01
EBITDA R$/ton Ultragaz (million)	186	117	172	103
EBITDA R$/ton Oxiteno (million)	403	415	316	358

Human Resources Focus	2Q02	2Q01	1H02	1H01
Employees - Ultrapar	5,814	5,661	5,814	5,661
Employees - Ultragaz	4,064	3,938	4,064	3,938
Employees - Oxiteno	906	904	906	904
Employees - Ultracargo	669	619	669	619

Capital Market Focus	2Q02	2Q01	1H02	1H01
Total Shares (million) — Float 28%	53,000	53,000	53,000	53,000
Market Value — R$ million	1,107	921	1,107	921
BOVESPA Average Daily Volume — thousand shares	28,241	11,324	29,757	14,112
BOVESPA Average Daily Volume — R$ 000	597,196	200,637	618,961	265,112
BOVESPA Average Price of the period — R$ / 000 shares	21.15	17.72	20.80	18.79
Total ADRs[1] at NYSE (000 ADRs)	4,345	7,276	4,345	7,276
ADRs Average Daily Volume	27,911	21,572	23,342	17,467
ADRs Average Daily Volume — US$ 000	238,055	162,752	198,816	144,934
ADR Average price in the period (US$)	8.53	7.54	8.52	8.30
TOTAL[2] Average Daily Volume — thousand shares	54,854	32,042	51,376	30,516
TOTAL[2] Average Daily Volume — R$ 000	1,162,214	562,048	1,070,856	561,511

1 1 ADR = 1,000 preferred shares
2 Total = BOVESPA + NYSE

Upcoming Events

On August 8, 2002, Utrapar will host a conference call with the investment community to discuss the Company’s performance in the second quarter of 2002 and to provide an outlook for the future.

Conference Call in Portuguese: 11:00 am (Brasilia time)
Dial-in to pre-register : 55 11 4613-4522 or use our website to pre-register: www.ccall.com.br/thomson
Password for participants: 560 + registration number provided at pre-registration
Please call 5 minutes prior to the conference call time at 55 11 4613-0500 with your password.

Conference Call in English: 12:00 pm (Brasilia time)
Within the U.S. +1 800 705-3304
Outside the U.S. +1 202 266-0700
International access code: 7979#

From within Brazil: +55 11 4613-4526
Participant Password: 2591

Following the conference calls, replays will be made available through 08/16/02 at the following numbers: Conference Call in English: +1 202 266-0700 or +1 800 705-3304 (access code 7979# and password 2591), and Conference Call in Portuguese: +55 11 4613-4526 (password 560).

All financial information has been prepared in accordance with corporate law accounting. All figures are given in Brazilian Reais, except on page 22, where amounts were converted to U.S. dollars based on the average commercial exchange rates for the corresponding periods.

For further information please contact:

Investor Relations Department

Ultrapar Participações S.A.
(55 11) 3177-6513
fbrasil@ultra.com.br
www.ultra.com.br

                           ULTRAPAR PARTICIPACOES S/A
                          CONSOLIDATED BALANCE SHEET
                     In millions of reais - Corporate law

                                                        QUARTERS ENDED IN
                                                 -------------------------------
                                                   JUN         JUN          MAR
                                                  2002         2001        2002
                                                 -------     -------     -------
ASSETS
Cash and marketable securities ............        688.6       893.0       608.5
Trade accounts receivable .................        214.8       173.9       183.6
Inventories ...............................         92.6        82.2        81.7
Other .....................................        109.6       109.8       136.5
                                                 -------     -------     -------
Total Current Assets ......................      1,105.6     1,258.9     1,010.3
                                                 -------     -------     -------

Investments ...............................         89.7        86.1        89.4
Property, plant and equipment .............        720.5       694.1       705.1
Deferred charges ..........................         74.6        58.9        72.6
Other long term assets ....................         54.6        41.8        46.7
                                                 -------     -------     -------
Total Long Term Assets ....................        939.4       880.9       913.8
                                                 -------     -------     -------
TOTAL ASSETS ..............................      2,045.0     2,139.8     1,924.1
                                                 =======     =======     =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Loans .....................................        103.5       226.5       101.6
Suppliers .................................         89.1        89.1        78.2
Salaries and related contributions ........         44.6        39.4        41.4
Taxes .....................................         27.8        11.3        12.3
Other accounts payable ....................         23.0        28.5        29.3
Total Current Liabilities .................        288.0       394.8       262.8

Loans .....................................        316.4       287.3       281.1
Deferred income tax .......................         29.5        23.6        24.1
Other long term liabilities ...............         71.9        75.5        78.1
Total Long Term Liabilities ...............        417.8       386.4       383.3
                                                 -------     -------     -------
TOTAL LIABILITIES .........................        705.8       781.2       646.1
                                                 -------     -------     -------

STOCKHOLDERS' EQUITY
Capital....................................        433.9       433.9       433.9
Revalution reserve ........................         24.9        28.1        25.4
Revenue reserves ..........................        339.8       256.0       340.2
Retained earnings .........................         67.9       222.4        24.8
Total Stockholders' Equity ................        866.5       940.4       824.3
Minority Interests ........................        472.7       418.2       453.7
                                                 -------     -------     -------
TOTAL STOCKHOLDERS' EQUITY & M.I ..........      1,339.2     1,358.6     1,278.0
                                                 -------     -------     -------
TOTAL LIAB. AND STOCKHOLDERS' EQUITY ......      2,045.0     2,139.8     1,924.1
                                                 =======     =======     =======

Cash.......................................        688.6     893.0         608.5
Debt.......................................        419.9     513.8         382.7
Net cash (debt)............................        268.7     379.2         225.8

                                        ULTRAPAR PARTICIPACOES S/A
                                    CONSOLIDATED STATEMENT OF INCOME
                      In millions of reais (except per share data) - Corporate law

                                                      QUARTERS ENDED IN                 ACCUMULATED
                                              -------------------------------      --------------------
                                                  JUN         JUN         MAR          JUN          JUN
                                                 2002        2001        2002         2002         2001
                                              -------     -------     -------      -------      -------
Net sales ...............................       674.3       565.2       579.6      1,253.9      1,075.4

  Cost of goods sold ....................      (512.9)     (421.4)     (446.9)      (959.9)      (816.0)

Gross profit ............................       161.4       143.8       132.7        294.0        259.4

Operating expenses
  Selling ...............................       (27.5)      (26.5)      (24.7)       (52.2)       (51.1)
  General and administrative ............       (40.2)      (33.2)      (35.7)       (75.9)       (64.5)
  Depreciation and amortization .........       (21.0)      (15.7)      (19.0)       (40.0)       (29.8)

Other operating results .................         1.5        11.8         0.8          2.3         13.0

Income before equity and financial
  results ...............................        74.2        80.2        54.1        128.2        127.0

Financial results
  Financial income ......................        81.4        36.3        22.2        103.6         75.6
  Financial expenses ....................       (58.8)      (36.6)      (13.9)       (72.7)       (75.5)
  Taxes on financial activities .........        (7.8)       (6.7)       (7.6)       (15.4)       (13.1)

Equity in earnings (losses) of affiliates
  Affiliates ............................          --        (1.0)        1.1          1.1          0.4
Benefit of tax holidays.... .............         7.7         7.1         6.2         13.9         13.1

Non-operating income (expense) ..........        (0.4)       (2.4)       (1.4)        (1.7)        (3.8)

Income before taxes .....................        96.3        76.9        60.7        157.0        123.7

   Social contribution and
     income tax .........................       (22.9)      (16.6)      (22.3)       (45.2)       (30.1)

Income before minority
  interest ..............................        73.4        60.3        38.4       1 11.8         93.6

    Minority interest ...................       (30.8)      (19.9)      (14.0)       (44.8)       (33.4)

Net Income ..............................        42.6        40.4        24.4         67.0         60.2

EBITDA ..................................       104.9        96.3        82.6        187.3        166.0
Depreciation and amortization ...........        30.7        24.8        28.5         59.1         47.7
Investments .............................        40.6        57.3        32.1         72.6        105.5

RATIOS

Earnings/1000 shares ....................        0.81        0.76        0.46         1.26         1.14

  Net debt/Stockholders' equity .........          Na          Na          Na
  Net debt/LTM EBITDA ...................          Na          Na          Na
  Net interest expense/EBITDA ...........          Na        0.07          Na           Na         0.08

Operating margin ........................          11%         14%          9%          10%          12%
EBITDA margin ...........................          16%         17%         14%          15%          15%

                           ULTRAPAR PARTICIPACOES S/A
                       CONSOLIDATED CASH FLOW STATEMENT
                     In millions of reais - corporate law

                                                                      JUN
                                                            -------------------
                                                              2002         2001
                                                            ------       ------
Cash Flows from operating activities ..............          197.5        141.9
Net income ........................................           67.0         60.3
Minority interest .................................           44.8         33.4
Depreciation and amortization .....................           59.1         47.7
Working capital....................................          (22.8)       (44.7)
Financial expenses (A) ............................           48.7         54.2
Other .............................................            0.7         (9.0)

Cash Flows from investing activities ..............          (84.6)      (114.7)
Additions to property, plant, equipment
   and deferred charges ...........................          (81.6)      (105.5)
Disposals of permanent assets .....................            1.9          2.1
Acquisition of minority interests
  (including treasury shares) .....................           (4.8)       (13.8)
Dividends received from affiliates ................            0.4          1.3
Other .............................................           (0.5)         1.2

Cash Flows from financing activities ..............          (80.3)         3.7
Short term debt, net ..............................          (25.0)        66.3
Issuances .........................................           27.8         11.7
Debt payments .....................................          (46.6)       (41.1)
Related companies .................................           (0.4)        (1.3)
Dividends paid (B) ................................          (35.9)       (33.3)
Other .............................................           (0.2)         1.4

Net increase (decrease) in cash and cash
  equivalents .....................................           32.6         30.9

Cash and cash equivalents at the beginning
  of the period ...................................          656.0        862.3
                                                            ------       ------
Cash and cash equivalents at the end of
  the period ......................................          688.6        893.0
                                                            ======       ======

Supplemental disclosure of cash flow
  information
Cash paid for interest (C) ........................           18.3         19.6
Cash paid for taxes on income (C) .................           13.1          7.4
Supplier financing of acquisition of
  property, plant and equipment ...................            2.8       --

(A)  Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.

(B)  Including dividends paid by Ultrapar and its subsidiaries.

(C)  Included in cash flow from operating activities.

(D)  Included ICMS on the Property, plant and equipment according to Law
     Complemental no. 102/2000.

                           ULTRAGAZ PARTICIPACOES S/A
                            CONSOLIDATED BALANCE SHEET
                        In millions of reais - Corporate law

                                                        QUARTERS ENDED IN
                                                 -------------------------------
                                                   JUN         JUN          MAR
                                                  2002         2001        2002
                                                 -------     -------     -------

ASSETS
Cash, marketable securities and related partie    111.7       127.6        90.7
Trade accounts receivable .................       122.8        95.5       105.0
Inventories ...............................        17.1        14.8        13.8
Other .....................................        43.7        62.8        60.3
                                                 ------      ------      ------
Total Current Assets ......................       295.3       300.7       269.8
                                                 ------      ------      ------

Investments ...............................         1.4         1.5         1.5
Property, plant & equipment ...............       339.3       325.8       329.0
Deferred charges ..........................        72.4        55.4        71.0
Other long term assets ....................        31.1        22.7        24.7
                                                 ------      ------      ------
Total Long Term Assets ....................       444.2       405.4       426.2
                                                 ------      ------      ------

TOTAL ASSETS ..............................       739.5       706.1       696.0
                                                 ======      ======      ======

LIABILITIES AND STOCKHOLDERS' EQUITY
Loans .....................................        46.2        40.9        45.7
Suppliers .................................        56.5        45.3        62.8
Salaries and related contributions ........        23.5        20.9        21.7
Taxes .....................................         7.6         1.7         6.0
Other accounts payable ....................         3.0         3.3         7.8
                                                 ------      ------      ------
Total Current Liabilities .................       136.8       112.1       144.0
                                                 ------      ------      ------

Loans and related parties .................       347.3       384.8       320.2
Deferred income tax .......................          --          --          --
Other long term liabilities ...............        40.4        36.4        37.8
                                                 ------      ------      ------
Total Long Term Liabilities ...............       387.7       421.2       358.0
                                                 ------      ------      ------
TOTAL LIABILITIES .........................       524.5       533.3       502.0
                                                 ======      ======      ======

STOCKHOLDERS' EQUITY
Capital ...................................        70.7        42.4        42.4
Revaluation reserve .......................        22.4        23.5        22.6
Revenue reserves ..........................        50.1        47.6        56.6
Retained earnings .........................        46.3        36.3        49.8
Total Stockholders' Equity ................       189.5       149.8       171.4
Minority Interests ........................        25.5        23.0        22.6
                                                 ------      ------      ------
TOTAL STOCKHOLDERS' EQUITY & M.I. .........       215.0       172.8       194.0
                                                 ------      ------      ------

TOTAL LIAB. AND STOCKHOLDERS' EQUITY ......       739.5       706.1       696.0
                                                 ======      ======      ======

Cash and related parties ..................       111.7       127.6        90.7
Debt and related parties ..................       393.5       425.7       365.9
                                                 ------      ------      ------
Net cash (debt) ...........................      (281.8)     (298.1)     (275.2)

\n

                                      ULTRAGAZ PARTICIPACOES S/A
                                  CONSOLIDATED STATEMENT OF INCOME
                                In millions of reais - Corporate law

                                                     QUARTERS ENDED IN      ACCUMULATED
                                                     -----------------      -----------
                                                    JUN     JUN     MAR     JUN     JUN
                                                    2002    2001    2002    2002    2001
                                                    ----    ----    ----    ----    ----

Net sales                                         471.7   343.4   390.7   862.5   642.1

Cost of goods sold                               (378.6) (276.6) (314.4) (693.0) (524.6)

Gross profit                                       93.1    66.8    76.3    169.5   117.5

Operating expenses
Selling                                           (17.4)  (14.2)  (14.2)  (31.6)  (27.9)
General and administrative                        (16.0)  (12.6)  (14.0)  (30.0)  (23.4)
Depreciation and amortization                     (19.7)  (14.6)  (17.9)  (37.6)  (27.7)

Other operating results                             1.0     0.5     0.4     1.4     1.3

Income before equity and financial
results                                            41.0    25.9    30.6    71.7    39.8

Financial results
Financial income                                   35.7    (0.6)   (0.3)   35.4    1.8
Financial expenses                                (46.8)  (20.4)   (8.5)  (55.3)  (42.5)
Taxes on financial activities                      (4.6)   (3.2)   (3.8)   (8.4)   (5.8)

Equity in earnings (losses) of affiliates
Affiliates                                         (0.2)      -     0.1    (0.2)      -
Benefit of tax holidays                             1.4       -     1.6     3.1       -

Non-operating income (expense)                     (2.4)   (2.1)   (1.5)   (3.9)   (3.7)

Income before taxes                                24.1    (0.4)   18.2    42.4   (10.4)

Social contribution and income tax                 (2.9)    2.6   (10.1)  (13.0)    5.9

Income before minority interest                    21.2     2.2     8.1    29.4    (4.5)

Minority Interest                                  (3.0)   (1.0)   (0.9)   (3.9)   (1.0)

Net Income                                         18.2     1.2     7.2    25.5    (5.5)
                                                   ====     ===     ===    ====    ====

EBITDA                                             60.7    40.5    48.5   109.3    67.5
Depreciation and amortization                      19.7    14.6    17.9    37.6    27.7
Investments                                        23.1    43.9    18.8    41.9    81.2

RATIOS

Operating margin                                      9%      8%      8%      8%      6%
EBITDA margin                                        13%     12%     12%     13%     11%

                                   OXITENO S/A - INDUSTRIA E COMERCIO
                                     CONSOLIDATED BALANCE SHEET
                               In millions of reais - Corporate law

                                                            QUARTERS ENDED IN
                                                            -----------------
                                                           JUN     JUN     MAR
                                                           2002    2001    2002
                                                           ----    ----    ----
ASSETS
Cash, marketable securities and related parties           381.8   480.0   330.9
Trade accounts receivable                                  81.1    69.7    69.0
Inventories                                                74.2    66.3    66.6
Other                                                      41.1    34.4    51.6
                                                        ------- -------   -----
Total Current Assets                                      578.2   650.4   518.1
                                                        ------- -------   -----

Investments                                               103.9    99.2    102.8
Property, plant & equipment                               304.5   292.5   301.5
Deferred charges                                            4.3     6.2     3.9
Other long term assets                                     13.2    9.6     12.5
                                                        ------- -------   -----
Total Long Term Assets                                    425.9   407.5   420.7
                                                        ------- -------   -----

TOTAL ASSETS                                            1,004.1 1,057.9   938.8
                                                        ======= =======   =====
LIABILITIES AND STOCKHOLDERS' EQUITY
Loans                                                      52.0    179.4   50.6
Suppliers                                                  29.1    41.3    12.4
Salaries and related contributions                         17.2    15.3    15.1
Taxes                                                       4.2     5.2     3.5
Other accounts payable                                     19.7    11.8    17.3
                                                        ------- -------   -----
Total Current Liabilities                                 122.2   253.0    98.9
                                                        ------- -------   -----

Loans and related parties                                  61.3    78.2    56.2
Deferred income tax                                        29.5    23.6    24.1
Other long term liabilities                                20.2    21.8    18.8
                                                        ------- -------   -----
Total Long Term Liabilities                               111.0   123.6    99.1
                                                        ------- -------   -----
TOTAL LIABILITIES                                         233.2   376.6   198.0
                                                        ======= =======   =====
STOCKHOLDERS' EQUITY
Capital                                                   343.3   300.0   300.0
Revaluation reserve                                         7.6     8.8     7.8
Revenue reserves                                          356.1   222.4   399.4
Retained earnings                                          60.3    138.7   22.1
                                                        ------- -------   -----
Total Stockholders' Equity                                767.3   669.9   729.3
                                                        ------- -------   -----
Minority Interests                                          3.6     11.4    11.5
                                                        ------- -------   -----
TOTAL STOCKHOLDERS' EQUITY & M.I.                         770.9   681.3   740.8
                                                        ------- -------   -----

TOTAL LIAB. AND STOCKHOLDERS' EQUITY                    1,004.1 1,057.9   938.8
                                                        ======= =======   =====

Cash and related parties                                  381.8   480.0   330.9
Debt and related parties                                  113.3   257.6   106.8
                                                        ------- -------   -----
Net cash (debt)                                           268.5   222.4   224.1

                                  OXITENO S/A - INDUSTRIA E COMERCIO
                                  CONSOLIDATED STATEMENT OF INCOME
                                In millions of reais - Corporate law

                                                           QUARTERS ENDED IN      ACCUMULATED
                                                           -----------------      -----------
                                                          JUN     JUN     MAR     JUN     JUN
                                                         2002    2001    2002    2002    2001
                                                         ----    ----    ----    ----    ----

Net sales                                                 181.3   204.9   169.2   350.5   399.2

Cost of goods sold
Variable                                                 (101.1) (114.7) (98.3)  (199.3) (229.4)
Fixed                                                     (16.0)  (16.5)  (18.4)  (34.5)  (34.7)
Depreciation and amortization                              (7.3)   (6.9)   (7.1)  (14.4)  (13.4)

Gross profit                                               56.9    66.8    45.4   102.3   121.7

Operating expenses
Selling                                                   (10.1)  (12.3)  (10.5)  (20.6)  (23.2)
General and administrative                                (19.4)  (16.2)  (16.8)  (36.3)  (31.2)
Depreciation and amortization                              (0.9)   (0.7)   (0.8)   (1.6)   (1.4)

Other operating results                                     0.8     1.2     0.6     1.4     1.5

Income before equity and financial
results                                                    27.3    38.8    17.9    45.2    67.4

Financial results
Financial income                                           39.3    22.2    13.9    53.2    44.4
Financial expenses                                        (10.0)  (17.2)   (4.8)  (14.7)  (35.0)
Taxes on financial activities                              (2.3)   (2.3)   (2.4)   (4.8)   (5.1)

Equity in earnings (losses) of affiliates
Affiliates                                                  0.7    (0.4)    1.8     2.5     1.5
Benefit of tax holidays                                     5.5     6.5     3.9     9.4     11.9

Non-operating income (expense)                              2.0     -       -       2.1     -

Income before taxes                                        62.5    47.6    30.3    92.9    85.1

Social contribution and income tax                        (17.1)  (12.3)   (8.4)  (25.5)  (22.7)

Income before minority interest                            45.4    35.3    21.9    67.4    62.4

Minority interest                                           -       -       -       -       -

Net Income                                                 45.4    35.3    21.9    67.4    62.4
                                                           ====    ====    ====    ====    ====

EBITDA                                                     35.4    46.4    25.8    61.2    82.3
Depreciation and amortization                               8.1     7.6     7.9    16.0    14.9
Investments                                                12.5    10.7    10.9    23.5    17.9

RATIOS

Operating margin                                             15%     19%     11%     13%     17%
EBITDA margin                                                20%     23%     15%     17%     21%

                               ULTRACARGO PARTICIPACOES LTDA.
                                 CONSOLIDATED BALANCE SHEET
                            In millions of reais - Corporate law

                                                            QUARTERS ENDED IN
                                                            -----------------
                                                            JUN     JUN     MAR
                                                           2002    2001    2002
                                                           ----    ----    ----
ASSETS
Cash, marketable securities and related parties            76.5    76.5    76.2
Trade accounts receivable                                  12.0    10.0    10.9
Inventories                                                 1.4     1.1     1.3
Other                                                       2.9     2.2     3.0
                                                         ------  ------  ------
Total Current Assets                                       92.8    89.8    91.4
                                                         ------  ------  ------

Investments                                                 0.3     0.2     0.3
Property, plant & equipment                                62.7    60.3    60.4
Deferred charges                                            0.4     0.2     0.3
Other long term assets                                      2.3     1.2     1.6
                                                         ------  ------  ------
Total Long Term Assets                                     65.7    61.9    62.6
                                                         ------  ------  ------

TOTAL ASSETS                                              158.5   151.7   154.0
                                                         ======  ======  ======

LIABILITIES AND STOCKHOLDERS' EQUITY
Loans                                                       5.4     5.0     5.3
Suppliers                                                   4.3     3.4     3.8
Salaries and related contributions                          3.8     3.2     4.6
Taxes                                                      15.8     3.9     2.7
Other accounts payable                                      0.2     0.2     0.2
                                                         ------  ------  ------
Total Current Liabilities                                  29.5    15.7    16.6
                                                         ------  ------  ------

Loans and related parties                                  10.3    20.9    10.4
Deferred income tax                                           -       -       -
Other long term liabilities                                 6.3    14.4    17.1
                                                         ------  ------  ------
Total Long Term Liabilities                                16.6    35.3    27.5
                                                         ------  ------  ------
TOTAL LIABILITIES                                          46.1    51.0    44.1
                                                         ======  ======  ======

STOCKHOLDERS' EQUITY
Capital                                                    31.0    31.0    31.0
Revaluation reserve                                         0.4     0.7     0.5
Revenue reserves                                              -       -       -
Retained earnings                                          66.3    55.0    64.2
                                                         ------  ------  ------
Total Stockholders' Equity                                 97.7    86.7    95.7
                                                         ------  ------  ------
Minority Interests                                         14.7    14.0    14.2
                                                         ------  ------  ------
TOTAL STOCKHOLDERS' EQUITY & M.I.                         112.4   100.7   109.9
                                                         ------  ------  ------

TOTAL LIAB. AND STOCKHOLDERS' EQUITY                      158.5   151.7   154.0
                                                         ======  ======  ======

Cash and related parties                                   76.5    76.5    76.2
Debt and related parties                                   15.7    25.9    15.7
                                                         ------  ------  ------
Net cash (debt)                                            60.8    50.6    60.5

                              ULTRACARGO PARTICIPACOES LTDA.
                             CONSOLIDATED STATEMENT OF INCOME
                            In millions of reais - Corporate law

                                                             QUARTERS ENDED IN      ACCUMULATED
                                                            JUN     JUN     MAR     JUN     JUN
                                                           2002    2001    2002    2002    2001

Net sales                                                  30.1    25.7    27.7    57.8    50.4

Cost of sales                                             (18.6)  (15.1)  (16.8)  (35.4)  (30.0)

Gross profit                                               11.5    10.6    10.9    22.4    20.4

Operating expenses
Selling                                                       -       -       -       -       -
General and administrative                                 (7.1)   (5.5)   (6.3)   (13.4)  (10.9)
Depreciation and amortization                              (0.2)   (0.1)   (0.2)    (0.4)   (0.3)

Other operating results                                     0.1     8.8     0.2     0.3     8.9

Income before equity and financial
results                                                     4.3     13.8    4.6     8.9     18.1

Financial results
Financial income                                            0.5     1.8     0.9     1.4     3.8
Financial expenses                                         (2.1)   (0.5)   (0.5)   (2.6)   (1.0)
Taxes on financial activities                              (0.3)   (0.3)   (0.2)   (0.5)   (0.5)

Equity in earnings (losses) of affiliates
Affiliates                                                 (0.1)   -       -       (0.1)   (0.2)
Benefits of tax holidays                                    0.8     0.6     0.7     1.5     1.2

Non-operating income (expense)                                -       -       -     0.1     0.2

Income before taxes                                         3.1     15.4    5.5     8.7     21.6

Social contribution and income tax                         (0.8)   (2.0)   (1.7)   (2.5)   (4.1)

Income before minority interest                             2.3     13.4    3.8     6.2     17.5

Minority interest                                          (0.4)   (0.8)   (0.7)   (1.1)   (2.2)

Net Income                                                  1.9     12.6    3.1     5.1     15.3
                                                         ======   ======  =====   =====   ======

EBITDA                                                      6.9     7.5     7.1    14.0     14.1
Depreciation and amortization                               2.6     2.4     2.5     5.1     4.7
Investments                                                 4.9     2.7     2.3     7.2     6.4

RATIOS

Operating margin                                             14%     54%     17%     15%     36%
EBTIDA margin                                                23%     29%     26%     24%     28%

                                         ULTRAPAR PARTICIPACOES S/A
                                       CONSOLIDATED INCOME STATEMENT
                     In millions of US dollars (except per share data) - Corporate law

                                                             QUARTERS ENDED IN      ACCUMULATED
                                                            JUN     JUN     MAR     JUN     JUN
                                                           2002    2001    2002    2002    2001

Net sales
Ultrapar                                                  269.2   247.0   243.4   513.2   499.8
Ultragaz                                                  188.3   150.1   164.1   353.0   298.4
Oxiteno                                                    72.4    89.5    71.1    143.5   185.5
Ultracargo                                                 12.0    11.2    11.6    23.7    23.4

Operating income
Ultrapar                                                   29.6    35.0    22.7    52.5    59.0
Ultragaz                                                   16.4    11.3    12.8    29.3    18.5
Oxiteno                                                    10.9    17.0    7.5     18.5    31.3
Ultracargo                                                  1.7     6.0     1.9     3.6     8.4

Operating margin
Ultrapar                                                     11%     14%     9%      10%     12%
Ultragaz                                                      9%      8%      8%      8%      6%
Oxiteno                                                      15%     19%     11%     13%     17%
Ultracargo                                                   14%     54%     17%     15%     36%

EBITDA
Ultrapar                                                   41.9    42.1    34.7    76.7    77.1
Ultragaz                                                   24.2    17.7    20.4    44.7    31.4
Oxiteno                                                    14.1    20.3    10.8    25.0    38.2
Ultracargo                                                  2.8     3.3     3.0     5.7     6.6

EBITDA margin
Ultrapar                                                     16%     17%     14%     15%     15%
Ultragaz                                                     13%     12%     12%     13%     11%
Oxiteno                                                      19%     23%     15%     17%     21%
Ultracargo                                                   23%     29%     26%     24%     28%

Net income
Ultrapar                                                   17.0    17.7    10.2    27.4    28.0
Ultragaz                                                    7.3     0.5     3.0    10.4    (2.6)
Oxiteno                                                    18.1    15.4     9.2    27.6    29.0
Ultracargo                                                  0.8     5.5     1.3     2.1     7.1

Net income/ 1000 shares                                    0.32    0.33    0.19    0.52    0.53

                                                             ULTRAPAR PARTICIPACOES S/A
                                                        LOANS, CASH AND MARKETABLE SECURITIES
                                                         In millions of reais - Corporate law

                                                                   Balance in June/2002
        Loans                                 -----------------------------------------------------------------     Index/
                                                                               Ultrapar            Ultrapar       Currency (*)
                                               Ultragaz   Oxiteno Ultracargo    Holding    Other   Consolidated
Foreign Currency

International Finance   Corporation - IFC             -      21,4          -          -        -           21,4       US$
Unianized loan                                    172,4         -          -          -        -          172,4       US$
Financings of Inventories and Property
  Plant & Equipment                                 4,4       2,5          -          -        -            6,9       US$
Advances on Foreign Exchange Contracts                -       9,7          -          -        -            9,7       US$

        Subtotal                                  176,8      33,6          -          -        -          210,4

Local Currency

Nacional Bank for Economic                        103,3      63,0        4,9          -        -          171,2   TJLP or IGP-M
and Social Development - BNDES                     12,5       2,6          -          -        -           15,1      UMBNDES
Agency for Financing Machinery and
  Equipment (FINAME)                                6,2       7,8        8,8          -        -           22,8       TJLP
Onlendings                                            -       0,4          -          -        -            0,4       TJLP

        Subtotal                                  122,0      73,8       13,7          -        -          209,5

        Total                                     298,8     107,4       13,7          -        -          419,9

Composition per Annum

     Up to 1 Year                                  46,2      51,9        5,4          -        -          103,5
     From 1 to 2 Years                            206,3      24,8        4,2          -        -          235,3
     From 2 to 3 Years                             26,1      11,4        2,5          -        -           40,0
     From 3 to 4 Years                             14,5       9,5        1,2          -        -           25,2
     From 4 to 5 Years                              5,7       6,8        0,4          -        -           12,9
     From 5 to 6 Years                                -       3,0          -          -        -            3,0

        Total                                     298,8     107,4       13,7          -        -          419,9

                                                        Interest Rate %              Maturity and
                                                   Minimum       Maximum      Amortization Schedule

Foreign Currency

International Finance   Corporation - IFC            9.4           9.4        Semi-annually until 2003
Unianized loan
Financings of Inventories and Property               7.2           7.2        Semi-annually until 2004
  Plant & Equipment                                  8.7           9.9      Semi-annually and Annually until 2003
Advances on Foreign Exchange Contracts               2.0           6.0      Maximum of 42 days from filing date

        Subtotal

Local Currency

Nacional Bank for Economic                           1.5           6.5      Monthly and semi-annually until 2006
and Social Development - BNDES                      10.2          12.1          Monthly until 2007
Agency for Financing Machinery and                   1.8           5.0          Monthly until 2007
  Equipment (FINAME)
Onlendings                                           4.0           4.0          Monthly until 2002

(*)  TJLP - Long Term Interest Rate / IGPM - Market General Price Index /  UMBNDES - BNDES Basket of Currencies
---------------------------------------------------------------------------------------------------------------

                                                                   Balance in June/2002
                                               ----------------------------------------------------------------
                                                                               Ultrapar            Ultrapar
                                               Ultragaz   Oxiteno Ultracargo    Holding    Other   Consolidated

Cash and marketable securities                    101,4     381,8       15,5      116,3     73,6          688,6

ITEM 2

NOTICE TO THE SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39

A PUBLICLY-HELD COMPANY

DISTRIBUTION OF DIVIDENDS

The Board of Directors of ULTRAPAR PARTICIPAÇÕES S.A., at a meeting held on August 06, 2002, approved the distribution of dividends, to be paid out of the Net Profit account of the first semester of 2002, in the amount of R$ 20,000,030.69 (twenty million, thirty Reais and sixty nine Centavos), to be paid to the shareholders as of September 03, 2002, without monetary adjustment.

Holders of common shares will be paid a dividend of R$ 0.367112 per thousand shares and holders of preferred shares will be paid R$ 0.403823 per thousand shares, already excluding the preferred shares currently held in treasury.

The record date for the dividends is August 19, 2002. Shares will be traded ex-dividend as of August 20, 2002 on the São Paulo Stock Exchange and as of August 15, 2002 on the New York Stock Exchange.

São Paulo, August 7, 2002.

Fabio Schvartsman

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR PARTICIPAÇÕES S.A.
By:	/s/ Fabio Schvartsman
	Name:	Fabio Schvartsman
	Title:	Chief Financial Officer

Date: August 7, 2002